UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2020

Commission File Number: 001-38652

X Financial

(Exact name of registrant as specified in its charter)

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue, Nanshan District

Shenzhen, 518067, the People’s Republic of China

+86-755-86282977

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Timing of Filing of Annual Report on Form 20-F for the Year ended December 31, 2019

X Financial (the “Company”) will be relying on the order (Release No. 34-88465) (the “Order”) issued by the Securities and Exchange Commission (“SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus outbreak (COVID-19) to delay the filing of its annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

As a result of the outbreak and spread of COVID-19, since January 2020, the Company had temporarily ceased operations due to employee self-quarantine requirements, travel restrictions, closure of offices and other government restrictions and regulation until late February 2020. Due to the restrictions on access to our office premises, our accounting team and independent public accountant were not able to conduct on-site accounting and auditing work respectively until late February 2020. Such restrictions resulted in delays by the Company in the preparation of its financial statements and by its independent public accountant in the completion of the necessary audit procedures. This, in turn, has hampered the ability of the Company to complete its financial statements and prepare the Annual Report in time to be filed by the original due date of April 30, 2020. In accordance with the Order, the Company will file its Annual Report within 45 calendar days after the original due date, though the Company expects to file the Annual Report with the SEC on or about May 30, 2020.

Risk Factor

Below is a risk factor regarding the COVID-19 that the Company’s shareholders and potential investors in the Company should consider.

We face risks related to natural disasters, public health emergencies, epidemic, pandemics, such as the recent COVID-19 outbreak, and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to severe interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our products and services. Our business could also be adversely affected by the effects of diseases, including Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, COVID-19 or other epidemics. In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to other countries and infections have been reported globally. The World Health Organization declared COVID-19 to constitute a “Public Health Emergency of International Concern” on January 30, 2020 and then characterized it as a pandemic on March 11, 2020. Our business operations have been severely disrupted since January 2020. We had temporarily ceased operations due to employee self-quarantine requirements, travel restrictions, closure of offices and other government restrictions and regulation until late February 2020. Due to the restrictions on access to our office premises, our accounting team and independent public accountant were not able to conduct on-site accounting and auditing work respectively until late February 2020. Many of our business partners have experienced material disruptions as well including suspension of services. We are also subject to the risk of increasing default rates of borrowers as a result of the strong negative impact of the COVID-19 pandemic on Chinese economy in general. The continued spread of COVID-19 globally could adversely affect the economies and financial markets of China and many other countries, resulting in an economic downturn that may significantly affect our business, financial condition and results of operations.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

X Financial

By:	/s/ Yue Tang
Name: Yue Tang
Title: Chairman and Chief Executive Officer

Date: April 28, 2020.